

Mail Stop 3720

January 4, 2008

Yankuan Li
Chief Executive Officer and Chairman of the Board
Guangzhou Global Telecom, Inc.
c/o Corporation Service Company
1201 Hays Street
Tallahassee, FL 32301

      Re: Guangzhou Global Telecom, Inc.
              Amendment No. 3 to Registration Statement on Form SB-2
              Filed December 28, 2007
              File No. 333-145858

Dear Mr. Li:

      We have limited our review of your filing to the matters set forth in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Disclosure Regarding Our Recent Financing and Conversion of Notes and Exercise of Warrants, page 2

Note, page 3

1.   We note your revised disclosure in the last two sentences of the paragraph titled "Interest, Maturity and Conversion" in response to comment three in our letter dated December 18, 2007. Please further revise to clarify how the number of

Interest Shares will be determined (i.e., what stock price will be used to compute the number of shares that is equal to the dollar amount of the interest payment). Also explain what Interest Conversion Shares are and how they differ from Interest Shares.

2. We reissue comment two in our letter dated December 18, 2007 with respect to your description of the anti-dilution provisions of the notes on page 4.

Total Possible Profit Selling Shareholders Could Realize as a Result of the Interest Conversion Discount, page 7

3. Refer to the column "Total Possible Shares Issuable to Pay Interest on the Notes" and the accompanying footnote (3). It is unclear how 207,698 shares would satisfy interest payments of $253,291 based on an interest conversion price of $0.82. Revise columns (3), (4), (5) and (6) as appropriate.

Executive Compensation, page 26

4. Please revise to provide updated Item 402 disclosure covering the fiscal year ended December 31, 2007.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Harrington, Attorney-Adviser, at 202-551-3576, Kathleen Krebs, Special Counsel, at 202-551-3810, or me, at 202-551-3810, with any questions.

Sincerely,

/s/ Michele Anderson
Legal Branch Chief

cc: Richard I. Anslow, Esq.
        Anslow & Jaclin, LLP
        Via facsimile: (732) 577-1188